C. Edward Chaplin

Chief Financial Officer

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

September 9, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarter Ended June 30, 2008
File No. 1-9583

Dear Mr. Rosenberg:

We have received your letter dated August 27, 2008 in which you provided comments to MBIA Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. It is our intention to respond to your comments no later than Tuesday, September 30, 2008.

Please feel free to contact me at (914) 765-3925.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin